Form 40-F
period 2002-10-31
NATIONAL BANK OF CANADA /FI/
filed 2003-03-26
CIK 926171

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange
      Act of 1934
                                      or
[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities
      Exchange Act of 1934

      For the fiscal year ended: OCTOBER 31, 2002
      Commission file number: 333-49153

                             ----------------------

                             NATIONAL BANK OF CANADA
             (Exact name of registrant as specified in its charter)

                  CANADA                                 6021                            13-2957778
      (Province or Other Jurisdiction             (Primary Standard                   (I.R.S. Employer
     of Incorporation or Organization)                Industrial                     Identification No.)
                                                 Classification Code)


          NATIONAL BANK OF CANADA                                                    NATIONAL BANK TOWER
           125 WEST 55TH STREET                                                  600 DE LA GAUCHETIERE WEST
         NEW YORK, NEW YORK 10019                                                 MONTREAL, QUEBEC H3B 4L2
            ATTN: SERGE LACROIX                                                        (514) 394-6081
              (212) 632-8580                                                  (Address and telephone number of
  (Name, address (including zip code) and                                               registrant's
 telephone number (including area code) of                                      principal executive offices)
  agent for service in the United States)

                             ----------------------

Securities registered pursuant to Section 12(b) of the Act:  NONE

Securities registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Each Class:                                         Name of Each Exchange On Which Registered:
--------------------                                         ------------------------------------------
NONE                                                                 NONE


For annual reports, indicate by check mark the information filed with this form:

[x]  Annual Information Form            [x]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class:                    Outstanding at October 31, 2002:
-------------------                     -------------------------------
COMMON                                  182,596,351

FIRST PREFERRED, SERIES 12                5,000,000

FIRST PREFERRED, SERIES 13                7,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [ X ] Yes 82-03764 [ ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90
days. [   ] Yes         [ x ] No

================================================================================

                             ANNUAL INFORMATION FORM
                             DATED NOVEMBER 29, 2002














                                                       2002 ANNUAL REPORT

                                                  [NATIONAL BANK OF CANADA LOGO]

ANNUAL INFORMATION FORM

Portions of the Annual Information Form are disclosed in the following documents and are incorporated herein by reference:

o the annual report to shareholders for the fiscal year ended October 31, 2002 ("Annual Report"); and

o the Management Proxy Circular dated as at January 21, 2003 ("Circular").


                                                                                          PAGE REFERENCE
                                                                                          ---------------
                                                                                          INCORPORATED BY
                                                                                          REFERENCE FROM
                                                                                          ---------------
                                                                    ANNUAL
TABLE OF CONTENTS                                                   REPORT                   CIRCULAR
-----------------                                                   ------                   --------
CORPORATE STRUCTURE
  o Name and Incorporation                                            P 122
  o Subsidiaries of the Bank
    (Intercorporate Relationships)                               P 114, 120
  o Real Estate                                            N 7, P 91, P 122
  o Number of Employees                                               P 113
  o Designated Countries                                         T 12, P 63
                                                  -------------------------               ----------------

GENERAL DEVELOPMENT OF THE BUSINESS
  o Five-Year History                                        P 66-69, P 122
  o Significant Acquisitions and Dispositions      N 26, P 106, N 27, P 107
  o Trends                                              P 31, N 18, P 98-99
                                                  -------------------------               ----------------

DESCRIPTION OF BUSINESS
  o Description of Business                                         P 20-30
    - Main Products and Services                                    P 20-30
    - Competition                                                   P 16-19
    - Environmental Risk                                              P 122
    - Risks Linked to Operations Abroad                          T 12, P 63
  o Results by Segment                                      N 25, P 105-106
  o Assets Under Administration/Management                        T 9, P 62
  o Earning Assets Abroad                                       N 20, P 102
  o Loans by Borrower Category                                   T 10, P 62
  o Personal, Business and Mortgage Loans                              P 78
  o Impaired Loans                                    N 5, P 90, T 13, P 64
  o Interest on Impaired Loans                                   T 14, P 65
  o Provision for Credit Losses                                   T 4, P 58
                                                  -------------------------               ----------------

MAIN CONSOLIDATED FINANCIAL INFORMATION
  o Quarterly Results                                               P 66-69
  o Cash                                                              P 124
  o Dividend Policy                                                   P 124
                                                  -------------------------               ----------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                             P 34-53
  FINANCIAL CONDITION AND RESULTS
                                                  -------------------------               ----------------

MARKET FOR TRADING NATIONAL BANK                                      P 124
  SECURITIES
                                                  -------------------------               ----------------

DIRECTORS AND OFFICERS
  o Board of Directors, Members of the Board
    and Committees of the Board                                       P 116               Schedule: b, c
  o Executive Officers                                                P 118
  o Shareholdings of Directors
    and Executive Officers                                            P 123
                                                  -------------------------               ----------------

ADDITIONAL INFORMATION                                                P 123
                                                  -------------------------               ----------------

FORWARD-LOOKING STATEMENTS                                         P 31, 35


Legend
P: Page
N: Note
T: Table

NATIONAL BANK OF CANADA                                                2001-2002
                            SUPPLEMENTARY INFORMATION


ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

NAME AND INCORPORATION National Bank of Canada (the "Bank") is a chartered bank governed by the Bank Act (Canada). The Bank's roots date back to 1859 with the founding of the Banque Nationale in Quebec City. Its current charter is the result of a series of amalgamations, notably with The Provincial Bank of Canada in 1979, with the Mercantile Bank of Canada in 1985, and with National Bank Leasing Inc., its wholly-owned subsidiary in 1992. Although no change was made to its statutes, in March 2001 the Bank amended section 4.1 of By-Law I of the General By-Law to reduce the minimum and maximum number of directors and, in March 2002, it amended section 4.6 of By-Law I to increase the aggregate remuneration which may be paid to its directors.


GENERAL DEVELOPMENT OF THE BUSINESS

FIVE-YEAR HISTORY

FISCAL 1997-1998 The Bank diversified its revenue streams while remaining true to its primary mission as a commercial bank. One of the year's highlights was the strong performance of National Bank shares. In fact, the total return to common shareholders of the Bank (share appreciation plus dividends) exceeded that of other banks and trust companies, which were harder hit by the downturn on world financial markets.

FISCAL 1998-1999 The Bank acquired First Marathon which it integrated with Levesque Beaubien Geoffrion, its securities brokerage subsidiary, to form National Bank Financial, a Canada-wide brokerage and investment bank.

FISCAL 1999-2000 Committed to improving the quality of services offered to its various client groups and better positioning itself with respect to the growth in electronic commerce and services, the Bank signed a partnership agreement with a preferred supplier of information technology services.

FISCAL 2000-2001 In keeping with its business model of being a super-regional bank offering such value added services as investment banking and wealth management to its individual and business clients, the Bank sold its asset-based lending operations in the United States as well as its merchant payment solutions.

FISCAL 2001-2002 The Bank strengthened its position in potentially lucrative markets through major partnership agreements and acquisitions, particularly that of Altamira, a Canadian mutual fund manager and distributor. In addition, the Bank significantly improved the quality of its lending portfolio as evidenced by the level of gross private impaired loans outstanding which amounted to $479 million as at October 31, 2002 compared to $932 million as at October 31, 2001.


DESCRIPTION OF BUSINESS

ENVIRONMENTAL RISK In order to minimize environmental risk, several years ago the Bank notably implemented a procedure setting out its environmental responsibilities when granting credit and taking possession of assets. To date, the risks involved have not had a material impact on the Bank's operations.

REAL ESTATE With respect to real estate holdings, as at October 31, 2002 the Bank owned, for its operations, 114 buildings in Canada, and leased 450 premises, including six abroad. It also held two other buildings through the intermediary of its wholly-owned subsidiary, National Bank Realty Inc. With respect to the premises of its head office located in Montreal, the Bank held a long-term lease of 20 years, ending on February 9, 2020. The Bank's consolidated fixed assets at cost, less accumulated amortization, and excluding furniture, equipment and leasehold improvements, amounted to $65 million as at October 31, 2002. Information concerning the Bank's fixed assets is provided in Note 7 to the consolidated financial statements (page 91).

DIRECTORS AND OFFICERS

EXECUTIVE OFFICERS The members of senior management mentioned on page 118 have held various management, executive or senior executive positions with the Bank during the past five years, with the exception of: G.F. Kym Anthony who, from 1993 to 1998, was employed by TD Securities Inc. as Chair and Chief Executive Officer and, from 1998 to 1999, was employed by First Marathon Securities Ltd. as Chief Operating Officer and Executive Vice-President; Olivier Lecat who, from 1992 to 1997, was employed by Royal Bank as Vice-President -- Treasury and Investment Banking, Internal Audit Services and, from 1997 to 2001, as Vice-President -- Corporate and Investment Banking, Internal Audit Services; Michel Lozeau who, from 1995 to 2001, was employed by Oracle Corporation Canada as Senior Manager -- Consulting, Central Region, Regional Vice-President -- Consulting, Canada and Group Vice-President -- Consulting, Canada, respectively; Luc Papineau who, from 1994 to 1997, was employed by Levesque Beaubien Geoffrion Inc. as Vice-President and Branch Manager and, from 1997 to 1998, was employed by Merrill Lynch Canada Inc. as Vice-President and Branch Manager; Jean-Charles Petitclerc who, from 1994 to 2000, was employed by Bank of Nova Scotia as Senior Vice-President -- Systems Operations and Technical Services; Michel Tremblay who, from 1993 to 1998, was employed by ING Canada as Senior Vice-President -- Investments, and by ING Investment Management as Senior Vice-President and Managing Director; and W. David Wood who, from 1993 to 1999, was employed by Correspondent Network as President.

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS To the best of the Bank's knowledge, the directors and executive officers of the Bank as a group beneficially own less than 1% of the outstanding common shares of the Bank.

ADDITIONAL INFORMATION The Bank undertakes to provide to any person, upon request, a copy of the Annual Information Form of the Bank, together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the year ended October 31, 2002 with the accompanying auditors' report, a copy of any subsequent quarterly financial statements, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of directors, and a copy of any other document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular enclosed with the Notice, dated January 21, 2003, of the Annual Meeting of Shareholders scheduled for March 12, 2003, contains additional information such as the remuneration and indebtedness of directors and executive officers, the principal holders of Bank shares, the stock options awarded and the interests of insiders in material transactions. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 de La Gauchetiere West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

DISTRIBUTION NOTICE The Annual Information Form must be accompanied by copies of all the documents incorporated into it by reference when it is provided to security holders or other interested parties.



Notice dated November 29, 2002

                                  UNDERTAKINGS

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

                             CONTROLS AND PROCEDURES

         Based on their evaluations as of a date within 90 days of the filing date of this report, the Registrant's President and Chief Executive Officer and Senior Vice President, Finance and Technology have concluded that the Registrant's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

         There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

         The Registrant believes that it is not required to file this report pursuant to the provisions of the Securities Exchange Act of 1934, as amended, but is doing so on a voluntary basis.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NATIONAL BANK OF CANADA



                                           /s/ Real Raymond
                                           ------------------------------------
                                           Real Raymond
                                           President and Chief Executive Officer

Date: March 19, 2003

                                 CERTIFICATIONS

         I, Real Raymond, President and Chief Executive Officer of National Bank of Canada, certify that:

         1. I have reviewed this annual report on Form 40-F of National Bank of Canada;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

                  (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent functions):

                  (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

          6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



                                           /s/ Real Raymond
                                           -------------------------------------
                                           Real Raymond
                                           President and Chief Executive Officer

Date: March 19, 2003

         I, Michel Labonte, Senior Vice President, Finance and Technology, of National Bank of Canada, certify that:

         1. I have reviewed this annual report on Form 40-F of National Bank of Canada;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

                  (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent functions):

                  (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

          6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



                                   /s/ Michel Labonte
                                   ---------------------------------------------
                                   Michel Labonte
                                   Senior Vice President, Finance and Technology

Date:  March 19, 2003

                                  EXHIBIT INDEX

         The following exhibits have been filed as part of the Annual Report:

  Exhibit     Description
  -------     -----------
     1        National Bank of Canada's 2002 Annual Report which includes:

              o Audited consolidated financial statements and the notes thereto, together with the Auditors' report (pages 73 to 111);

              o Management's Discussion and Analysis for the year ended October 31, 2002 (pages 33 to 72);

     2 Management Proxy Circular of National Bank of Canada, dated January 23, 2003 issued in connection with the March 12, 2003 Annual Meeting of Shareholders

     3 Consent of PricewaterhouseCoopers LLP and Samson Belair/Deloitte & Touche, General Partnership

     4        Comments by Auditors for U.S. Readers on Canada-U.S. Reporting
              Differences

     5        Certificates